EXHIBIT 12.1

STATEMENT OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our consolidated ratios of earnings to combined and preferred stock dividends for the periods shown (dollars in thousands).

	For the six months ended June 30,
	2018	2017	2016	2015	2014	2013
INCLUDING INTEREST ON DEPOSITS
Earnings:
Net income before income taxes	$24,395	$41,726	$33,780	$25,730	$24,715	$23,568
Plus: Total fixed charges	4,640	6,482	4,292	3,499	3,252	3,535
Less: Preferred stock dividends	—	—	1,269	3,385	6,388	6,795
Total earnings	$29,035	$48,208	$36,803	$25,844	$21,579	$20,308
Fixed charges:
Total interest expense	$4,640	$6,482	$4,292	$3,499	$3,252	$3,535
Interest included in operating lease rental expense	—	—	—	—	—	—
Total fixed charges	4,640	6,482	4,292	3,499	3,252	3,535
Preferred stock dividends	—	—	1,269	3,385	6,388	6,795
Total fixed charges and preferred stock dividends	$4,640	$6,482	$5,561	$6,884	$9,640	$10,330

Ratio of earnings to fixed charges	6.26	7.44	8.57	7.39	6.64	5.74
Ratio of Earnings to fixed charges and preferred stock dividends	6.26	7.44	6.62	3.75	2.24	1.97

EXCLUDING INTEREST ON DEPOSITS
Earnings:
Net income before income taxes	$24,395	$41,726	$33,780	$25,730	$24,715	$23,568
Plus: Total fixed charges excluding interest on deposits	1,708	2,487	1,579	1,217	901	832
Less: Preferred stock dividends	—	—	1,269	3,385	6,388	6,795
Total earnings	$26,103	$44,213	$34,090	$23,562	$19,228	$17,605
Fixed charges:
Total interest expense	$4,640	$6,482	$4,292	$3,499	$3,252	$3,535
Interest included in operating lease rental expense	—	—	—	—	—	—
Less: interest expense on deposits	2,932	3,995	2,713	2,282	2,351	2,703
Total fixed charges	1,708	2,487	1,579	1,217	901	832
Preferred stock dividends	—	—	1,269	3,385	6,388	6,795
Total fixed charges and preferred stock dividends	$1,708	$2,487	$2,848	$4,602	$7,289	$7,627

Ratio of earnings to fixed charges	15.28	17.78	21.59	19.36	21.34	21.16
Ratio of Earnings to fixed charges and preferred stock dividends	15.28	17.78	11.97	5.12	2.64	2.31

For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus fixed charges. "Fixed charges" consist of interest on borrowings, interest within rent expense, and preferred dividends (where applicable). In addition, where indicated, fixed charges includes interest on deposits.

Preferred stock dividend amounts have been grossed up to compute the pre-tax income equivalent assuming an estimated 35% tax rate.